Table of Contents

Exhibit 4.11

Summary in the English language of:

(1)	Facility Agreement Through Credit Grant n 04.2.559.3.1, between BNDES and Brasil Telecom S.A., in the total principal amount of up to R$ 1.267 billion.

(2)	Facility Agreement Through Credit Grant n 06.2.0874.1, between BNDES and Brasil Telecom S.A., in the total principal amount of up to R$ 1.304 billion.

(3)	Facility Agreement Through Credit Grant (n 07.2.1059.1), between BNDES and Brasil Telecom S.A., in the total principal amount of up to R$ 259.1 million.

(4)	Assignment and Pledge of Incomes Agreement, between BNDES, Banco do Brasil S.A. Banco Itaú S.A., Brasil Telecom S.A., 14 Brasil Telecom Celular S.A., and Brasil Telecom Participações S.A.

Brasil Telecom S.A. (the “Company”) has entered into the above-mentioned agreements with Banco Nacional de Desenvolvimento Econômico e Socia (“BNDES”), the Company’s main creditor. The proceeds from the BNDES credit facilities (each, a “Credit Facility,” and collectively, the “Credit Facilities”) have been used to finance the expansion and modernization of the Company’s network. The following summary describes the material terms of these agreements.

Facility Agreements

General

     On August 13, 2004, BNDES and the Company entered into the Facility Agreement Through Credit Grant No. 04.2.559.3.1 (“Credit 04”), in a total principal amount of up to R$ 1.267 billion. The proceeds were used to finance the execution of an investment plan for the expansion of the Company’s telecommunication plant and operational improvements in order to meet the Plano Geral de Metas de Universalização, or new General Plan for Universalization Targets (“PGMU”), established by the Agência Nacional de Telecomunicações (“Anatel”), the Company’s governing regulatory agency . Credit 04 is payable over five years, in sixty monthly payments, and will bear interest at the Long Term Interest Rate (“Taxa de Juros de Longo Prazo” or “TJLP”) + 5.5% per year.

     On November 1, 2006, BNDES and the Company entered into the Facility Agreement Through Credit Grant No. 06.2.0874.1 (“Credit 06”), in a total principal amount of up to R$ 1.304 billion. The proceeds were used to finance the expansion of the Company’s network infrastructure, technology and information network. Credit 06 is payable over five years, in sixty monthly payments, and will bear interest at the rate of TJLP + 4.30% per year for the subcredit A and at the rate of TJLP + 2.30% per year for the subcredit B.

     On January 9, 2008, BNDES approved a new Facility Agreement Through Credit Grant No. 07.2.1059.1 (“Credit 07”), in a total principal amount of up to R$ 259.1 million, to the Company’s subsidiary 14 Brasil Telecom Celular S.A. The proceeds will be used to finance investments in the Company’s wireless network. Credit 07 is payable over nine and a half years, in eighty four monthly payments, with a grace period of thirty months, and will bear interest at the rate of TJLP + 3.52% per year.

Security

     The main collateral for the Company’s obligations under the Credit Facilities is the Assignment and Pledge of Incomes Agreement, discussed below.

     In addition to the aforementioned collateral, Credit 04 and Credit 06 provide for a guarantee by Brasil Telecom Participações S.A., as joint debtor and principal payer of the debt.

Covenants

     According to the terms of the Credit Facilities, until payment in full of the debt, the Company must:

(i)	comply with all applicable provisions of the Credit Facilities;

(ii)	use the total amount of the disbursed credit within 30 days from the date of execution of the respective Credit Facility;

(iii)	present to BNDES, within 180 days from the disbursement date of the last installment of credit received under a Credit Facility, the Operation License corresponding to the financed project;

(iv)
provide a training program targeted towards job opportunities in the sector and/or a program for the reallocation of employees into other companies if, as a result of the financed project, the Company faces a reduction in the number of its employees during the effectiveness of the respective Credit Facility;

(v)	adopt, during the effectiveness of the Credit Facilities, measures and procedures to avoid or repair damage to the environment, safety and labor medicine;

(vi)	comply with the Company’s obligations before environmental bodies;

(vii)	observe, during the effectiveness of the respective Credit Facility, provisions in applicable legislation regarding disabled persons;

(viii)	inform BNDES of the election to the federal congress or senate of any person who has received compensation from the Company for the performance of duties on behalf of the Company;

(ix)	comply with all Company obligations to Anatel;

(x)
not assign, bind, cede, transfer, sell, burden, pledge, bond, or, in any way negotiate the pledged incomes, nor grant any right to any other creditor with respect to the pledged collateral without the express prior consent of BNDES; and

(xi)	not create any in rem guarantee or collateral to the benefit of other long term creditors, without the express prior consent of BNDES.

     In addition, according to the Credit Facilities, Brasil Telecom Participações S.A., as guarantor, agreed to:

(i)	transfer to the Company all resources necessary for the accomplishment of the relevant financed project;

(ii)	take all necessary measures to guarantee the achievement of the purposes of the applicable Credit Facility;

(iii)	perform all necessary acts to ensure the performance of the investment plan described in the applicable Credit Facility;

(iv)	immediately notify BNDES of any act or fact adversely affecting the accomplishment of the purposes of the applicable Credit Facility;

(v)	notify BNDES in advance of any amendment to its corporate structure or to the Company’s corporate structure; and

(vi)	enforce its direct or indirect control power over the Company.

     During the effectiveness of the Credit Facilities and until their payment in full, Brasil Telecom Participações S.A. agreed to maintain the following financial covenants:

     With respect to Credit 04:

a)	Capitalization index (Net Worth/Total Assets): equal to or greater than 0.35;

b)	Financial result index – EBITDA margin; (EBITDA/ROL); results before interest, income tax, depreciation and amortization, divided per the operational net income: equal to or greater than 0.40;

c)	EBITDA/Financial Expenses: equal to or greater than 2.5;

d)	Total financial debt/EBITDA: equal to or lower than 3.5; and

e)	(Short Term Remunerated Debt)/EBITDA: equal to or lower than 0.55.

With respect to Credit 06 and Credit 07:

a)	EBITDA/Financial Expenses: equal to or greater than 1.95;

b)	Total financial debt/EBITDA: equal to or lower than 3.75; and

c)	Total financial debt/(Total financial debt + Net Worth): equal to or lower than 0.65.

Assignment and Pledge of Incomes Agreements

     All of the Credit Facilities are secured by the Assignment and Pledge of Incomes Agreement entered into by and among the Company and BNDES on August 13, 2004 (as amended on November 14, 2006 and January 9, 2008), which provides that the income from the telecommunications services rendered by the Company to its users will be deposited in a pledged account in order to secure the obligations under the Credit Facilities.

     On August 8, 2004, BNDES, Banco do Brasil S.A., Banco Itaú S.A., the Company, 14 Brasil Telecom Celular S.A. and Brasil Telecom Participações S.A. entered into an Assignment and Pledge of Incomes Agreement, in which the Company assigned and pledged as security to BNDES its incomes in the fixed amount of R$442 million. Such amount corresponds to the sum of the greater of the following parameters, to be accrued for each of the financings: (i) 25% (twenty-five percent) of the respective debt amount; or (ii) the sum of the amortization installment of the main debt, due over the next 6 months. On November 16, 2006, this agreement was amended to extend to Credit 06. Finally, on January 9, 2008, the agreement was amended again to extend to Credit 07.

     The amounts deposited in the pledged account may be blocked through communications between BNDES and the Banco Itaú S.A., in the case of default under any financial obligation, a breach of any financial covenant, or certain other breaches of the Credit Facilities.

     The Company agreed not to assign, bind, cede, transfer, sell, burden, pledge, bond, or, in any way negotiate the pledged incomes, or to grant any right to any other creditor with respect to the pledged collateral account without the express prior consent of BNDES, under the penalty of early acceleration of the financing agreements.

     All of the agreements mentioned above are also subject to the “General Provisions” applicable to BNDES agreements, established by BNDES Resolution no. 665/87.

Events of Default

     All of the Credit Facilities are subject to events of default which may lead to termination of the Credit Facilities.

     According to Articles 39 and 40 of the BNDES agreements, BNDES may declare the early maturity of an agreement and immediately demand the debt upon the occurrence of: (i) default of any obligation by the Company or by Brasil Telecom Participações S.A.; (ii) cross-default of any company belonging to the same economic group of the Company, under other agreements entered into with BNDES or any of its subsidiaries; (iii) effective, direct or indirect change of control of the Company, without the express prior consent of BNDES; or (iv) legal proceeding or any event adversely affecting the security tendered in favor of BNDES.

     If any event of default shall occur, BNDES may consider all other agreements entered into with the Company accelerated, subject to the imposition of penalties.

     Moreover, the Credit Facilities establish other events of default as follows:

a)
a reduction of the number of employees of the Company without regard to the labor provisions of the respective Credit Facilities to provide a training program targeted towards job opportunities in the sector and/or a program for the reallocation of employees into other companies; or

b)
the inclusion in any corporate agreement, in the by-laws or in the articles of association of the Company, or any of its controlling companies, of any provision setting a requirement of a special “quorum” for the deliberation or approval of subjects which may limit or restrict the control of any of these companies by the respective controllers, as well as the inclusion in such documents of provisions that may:

	i)	restrict the ability of the Company to grow or develop its technologies;

	ii)	restrict the ability of the Company to access new markets; or

	iii)	restrict or damage the ability of the Company to meet its financial obligations arising under the Credit Facilities.

     Finally, with respect to Credit 06 and Credit 07, the declaration of early termination of the debentures issued by the Company on June 1, 2006, registered at CVM under No. CVM/SER/DEB/2006/020, will also constitute an event of default.